
07006288

BB 6/22

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Armata Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East Lombard Street, Suite 1200
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M Gisriel 410-547-3026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

111 South Calvert Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2007
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy M.Gisriel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Armata Financial Corp., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Timothy M. Gisriel

Treasurer
Title

Notary Public
My commission expires 10-1-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ARMATA FINANCIAL CORP.

Financial Statements

(Together with Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5)

March 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Board of Directors
Armata Financial Corp.:

We have audited the accompanying statement of financial condition of Armata Financial Corp. (the Company) as of March 31, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's securities business has been limited to acting as broker (agent) for broker-dealers soliciting subscriptions for direct participations in income-producing limited partnerships. The Company's accounting records indicate that it has not held funds or securities for or owed money or securities to customers.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armata Financial Corp. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 25, 2007

ARMATA FINANCIAL CORP.

Statement of Financial Condition

March 31, 2007

Assets		
Cash and cash equivalents	$	275,497
Liabilities and Stockholder's Equity		
Due to Alex. Brown Realty, Inc.	$	9,761
Stockholder's equity:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		149,000
Retained earnings		115,736
Total stockholder's equity		265,736
Total liabilities and stockholder's equity	$	275,497

See accompanying notes to financial statements.

ARMATA FINANCIAL CORP.

Statement of Operations

Year ended March 31, 2007

Revenue:		
Interest income	$	6,802
Operating expenses:		
Payroll and related costs		3,761
Other expenses		10,291
Total operating expenses		14,052
Loss before income tax benefit		(7,250)
Income tax benefit		2,465
Net loss	$	(4,785)

See accompanying notes to financial statements.

ARMATA FINANCIAL CORP.

Statement of Stockholder's Equity

Year ended March 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at March 31, 2006	$	1,000	149,000	120,521	270,521
Net loss		—	—	(4,785)	(4,785)
Balance at March 31, 2007	$	1,000	149,000	115,736	265,736

See accompanying notes to financial statements.

ARMATA FINANCIAL CORP.

Statement of Cash Flows

Year ended March 31, 2007

Cash flows from operating activities:		
Net loss	$	(4,785)
Adjustment to reconcile net loss to net cash used by operating activities – increase in due to Alex. Brown Realty, Inc.		1,627
Net cash used by operating activities		(3,158)
Cash and cash equivalents at beginning of year		278,655
Cash and cash equivalents at end of year	$	275,497

See accompanying notes to financial statements.

ARMATA FINANCIAL CORP.

Notes to Financial Statements

March 31, 2007

(1) Organization and Summary of Significant Accounting Policies

Armata Financial Corp. (the Company) is a wholly owned subsidiary of Alex. Brown Realty, Inc. (Realty). The Company's securities business has been limited to acting as broker (agent) for broker-dealers soliciting subscriptions for direct participations in income-producing limited partnerships sponsored by Realty.

Syndication fees and commissions expense are recognized as revenues or expenses after partnerships have been formed, limited partnership interests have been sold and funds received from partners have been released from escrow to the partnerships.

The Company considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the statement of financial condition and the reported amounts of revenues and expenses for the period. Actual results may differ from those estimates.

(2) Income Taxes

The Company is included in the consolidated federal income tax return filed by Realty and files a separate state income tax return. Under a tax sharing arrangement with Realty, the Company is allocated federal income tax expense (or benefit) approximately equal to that which the Company would incur if it filed a separate federal income tax return.

(3) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule. This rule also requires that the Company maintain "net capital" of the greater of $5,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of March 31, 2007 is as follows:

Aggregate indebtedness	$	9,761
Net capital:		
Credit items:		
Common stock	$	1,000
Additional paid-in capital		149,000
Retained earnings		115,736
		265,736
Debit items:		
Other deductions:		
Excess fidelity bond deductible		20,000
Net capital	$	245,736
Minimum required net capital	$	5,000
Excess net capital	$	240,736
Ratio of aggregate indebtedness to net capital		4%

There are no differences between this computation and that filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS filing) as of March 31, 2007.

(4) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(5) Relationships with Affiliates

The Company is allocated certain expenses from Realty. Such expenses include salaries and related fringe benefits. The amount due to Realty includes expenses allocated from Realty to the Company. Amounts due to or from Realty are non-interest bearing.



KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Armata Financial Corp.:

In planning and performing our audit of the financial statements of Armata Financial Corp. (the Company) as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Baltimore, Maryland
May 25, 2007

END